Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
Washington D.C. 20549

Re: AstraZeneca PLC
Form 20-F for the Fiscal Year Ended 31 December 2008
Filed 17 March 2009
File No. 001-11960

Dear Mr Rosenberg,

Further to your letter of 29th June 2009, please find attached our responses to the questions you have raised with respect to our Form 20-F for the fiscal year ended 31 December 2008.  In making these responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust that these responses provide you with the information you require.  However, should you have any further queries, please do not hesitate to contact either Paul Kenyon, Senior Vice President Finance, on +44 20 7304 5059, Andy Chard, Group Consolidation Manager, on +44 1625 517279 or me, on +44 20 7304 5123.

Yours sincerely,

/s/ S Lowth
S Lowth
Chief Financial Officer

Principal Risks and Uncertainties
Substantial product liability claims
Adverse outcome of litigation and/or government investigations and insufficient insurance coverage, page 79

1. We note your discussion in these sections and the references to Note 25 to the Financial Statements. However, the discussion in Note 25, namely the section pertaining to Seroquel-related litigation, does not describe the relief sought or quantify the damages alleged in the lawsuits against the company. Consequently, a shareholder is unable to determine the magnitude of the potential risk to which the company may be exposed. Please revise.

The Company lacks sufficient information at the present time that would warrant revising its disclosure regarding possible projected damages and related financial effects arising out of the thousands of individual Seroquel personal injury claims.  In the vast majority of these claims, the plaintiffs have not specified the amount of damages claimed against the Company; and where they have, the cases have not progressed to trial.  Indeed, none of the pending lawsuits against the Company has advanced to the trial stage, and in the vast majority of the cases the Company’s discovery process against the claimants is still in preliminary stages.  Although some cases may ultimately present at trial, every case that has been prepared for trial thus far has either been dismissed by the courts on the merits or has been voluntarily dismissed by the plaintiffs themselves.  Other cases have been voluntarily dismissed prior to trial preparation.  Because of these factors, the Company cannot at this time reasonably quantify the aggregate damages claimed or estimate the expected financial effect, that will result from damages awarded in these lawsuits, if any.

2. Please refer to the last paragraph of the Seroquel product liability section of Note 25 to the Financial Statements. The last sentence indicates the cost of defending these product liability cases alone may exceed your insurance coverage. It is unclear whether you were making a statement about the estimated litigation costs or the fact that, in effect, there would be no insurance coverage for the amount of liability claims, if any. Please revise.

We propose to include the following disclosure in our Annual Report and Form 20-F Information 2009:

“AstraZeneca has product liability insurance dating from 2003 for Seroquel-related product liability claims. The insurers that issued the applicable policies for 2003 have reserved the right to dispute coverage for Seroquel-related product liability claims on various grounds and AstraZeneca currently believes that there are likely to be disputes with some or all of its insurers about the availability of some or all of this coverage.

As of December 31, 2009, legal defence costs of approximately $[•] m have been incurred in connection with Seroquel-related product liability claims.  The legal defence costs incurred through June 30, 2009 were approximately equal to the maximum insurance receivable that AstraZeneca recognized under applicable accounting principles at that time with respect to the applicable insurance policies.  Accordingly, beginning in the second half of 2009, all defence costs and damages incurred in connection with Seroquel-related product liability claims resulted in a charge to the income statement.

There can be no assurance that additional coverage under the policies will be available or that the insurance receivable we have recognized as of December 31, 2009 will be realizable in full. In addition, given the status of the litigation currently, legal defence costs for the Seroquel claims, before awards for damages, if any, are likely to approximate, and may exceed, the total stated upper limits of the applicable insurance policies in any event.”

3. In addition, please state the amount of insurance coverage you have for the Seroquel product liability cases and reconcile these statements pertaining to product liability coverage with your statement on page 80 that you have not held product liability insurance since February 2006.

We believe that we have clarified in our response to comment 2 above that the relevant insurance policies date prior to 2006 and we have indicated in our proposed disclosure above the uncertainty regarding the amounts that will ultimately be available under those policies.  Accordingly, we do not believe disclosure of the nominal policy amounts will be meaningful to investors.

Financial Review, page 31

4. In 2008 you introduce the concept of "core financial measures" as non-GAAP financial measures. You appear to limit your substantiation for the use of core financial measures to a statement indicating that these measures allow you to analyze more transparently the progress of your business. Please revise your disclosure to expand on how these measures provide useful information to investors as required by Items 10(e)(i)(C) and l0(e)(i)(D) of Regulation S-K. In your revised disclosure, please indicate how the measures allow you to analyze "more transparently the progress of your business." In your response, please explain how your elimination of restructuring and synergy costs and the amortization and impairment of some intangible assets is not precluded by
Item 10(e)(ii)(B) of Regulation S-K; please also see Questions 8 and 9 of our June 13, 2003 FAQ on non-GAAP measures which can be found at: www.sec.gov/divisions/corpfin/faqs/nongaapfaq.html.

On page 31 of our Annual Report and Form 20-F Information 2008 we state that:

“Core financial measure. This is a non-GAAP measure because unlike Reported performance it cannot be derived directly from the information in the Group’s Financial Statements. This measure is adjusted to exclude certain significant items, such as charges and provisions related to restructuring and synergy programmes, amortisation and the impairment of the significant intangibles arising from corporate acquisitions and those related to our current and future exit arrangements with Merck in the US, and other specified items. See page 34 for a reconciliation of Core to Reported performance.

We believe that Core financial and growth measures allow us to analyse more transparently the progress of our business.  Our recent reported results have been impacted by the global restructuring and synergy programmes together with impacts arising from corporate acquisitions.”

Compliance with Item 10(e)(i)(C) and Item 10(e)(i)(D) of Regulation S-K

We believe that our disclosure of Core financial measures provides useful information for investors in understanding our performance because, among other things, it enables investors to isolate and evaluate the impact that the significant items for which the Core financial measures are adjusted had upon AstraZeneca’s reported financial results and to analyse separately the underlying financial performance of AstraZeneca’s ongoing business without the impact of these items.

By showing Core financial measures investors can analyse the impact upon our continuing business of factors such as changes in sales and expenses driven by volume, prices and cost levels relative to prior periods, which we believe is of primary importance to investors.  Providing disclosure including Core financial measures alongside our Reported financial information, in our view, is the most effective method of eliminating the risk that significant items  (which are incurred in a pattern that is unrelated to the trends in the underlying financial performance of our ongoing business) may, if not excluded from Core financial measures, distort an otherwise consistent, year-on-year or period-on-period based understanding of the underlying financial performance of our ongoing business.

Charges relating to the amortisation and impairment of the significant intangibles created through the acquisition of MedImmune, Inc., in 2007 and our current and historic arrangements with Merck are also adjusted since they relate to transformational corporate activity and the analysis allows users to better compare our results to those of competitors where the mix of organically developed and acquired products may be different.

Further, as shown on page 34 of the Annual Report and Form 20-F Information 2008, our reconciliation of Reported financial information to Core financial measures includes a breakdown of the items for which our Reported financial information is adjusted and a further breakdown of those items by specific line item as such items are reflected in our Reported income statement.  This illustrates to investors not only the significant items that are excluded from Core financial measures, but the specific impact that such items have had on our Reported financial information, both as a whole and in respect of specific line items.

Finally AstraZeneca’s management and Board use Core financial measures internally in managing our business performance, in the budgeting process and in compensation determinations. We believe that it is important for investors to be in a position to have access to and understand these Core financial measures, so as to position them to properly assess management’s performance against the same metrics that are used internally by the company.

Compliance with Item 10(e)(ii)(B) of Regulation S-K

We believe that our disclosure of Core financial measures is made in compliance with, and is not precluded by, Item 10(e)(ii)(B) of Regulation S-K.  Within the time period specified by Item 10(e)(ii)(B) of Regulation S-K, this Item prohibits the adjustment of a non-GAAP performance measure to eliminate or smooth items identified as “non-recurring, infrequent or unusual”.  As detailed in the extracted disclosure shown above, our Core financial measures are adjusted to exclude certain significant items, for the reasons disclosed and further identified below, but we neither identify nor classify such items as “non-recurring”, “infrequent” or “unusual”.  In fact, our disclosure indicates that certain of these items will have an impact again in future years.  For example, on page 36 of the 2008 Annual Report and Form 20-F Information, we have disclosed that the full implementation of our global restructuring and synergy programmes will continue until 2013 and that the total charges for the programme are estimated to reach $2,950 million, of which $881 million was incurred in the year ended December 31, 2008 and, as disclosed on page 34, $966 million was incurred in the year ended December 31, 2007.

We also consider our disclosure of Core financial measures to be consistent with the SEC’s FAQs of June 2003 (questions 8 and 9), for the reasons articulated above and in the proposed disclosure below.

Proposed Disclosure

We propose to include the following disclosure in the 2009 Annual Report and Form 20-F Information regarding Core financial measures to address your comments:

“Core financial measure. This is a non-GAAP measure because unlike Reported performance it cannot be derived directly from the information in the Group’s Financial Statements. This measure is adjusted to exclude certain significant items, such as charges and provisions related to our global restructuring and synergy programmes, amortisation and impairment of the significant intangibles relating to the acquisition of MedImmune Inc. in 2007, the amortisation and impairment of the significant intangibles relating to our current and future exit arrangements with Merck in the US and other specified items. See page [•] for a reconciliation of Core to Reported performance.

We believe that disclosing Core financial measures in addition to our reported financial information enhances investors’ ability to evaluate and analyze the underlying financial performance of our ongoing business and the key business drivers relating thereto.  The adjustments made to our Reported financial information in order to show Core financial measures illustrate clearly and on a year-on-year or period-by-period basis the impact upon our performance caused by factors such as changes in sales and expenses driven by volume, prices and cost levels relative to such prior years or periods.

Further, as shown on page [•], our reconciliation of Reported financial information to Core financial measures includes a breakdown of the items for which our Reported financial information is adjusted and a further breakdown of those items by specific line item as such items are reflected in our Reported income statement, to illustrate the significant items that are excluded from Core financial measures and their impact on our Reported financial information, both as a whole and in respect of specific line items.

Management presents these results externally to meet investors’ requirements for transparency and clarity. Core financial measures are also used internally in the management of our business performance, in our budgeting process and when determining compensation. Further details on the nature of these items are given on pages [•] and [•].

In reading our financial information, you should note that Core financial measures are non-GAAP, adjusted items and that all items for which Core financial measures are adjusted are included in our Reported financial information because they represent real costs of our business in the periods presented.  As a result, Core financial measures merely allow investors to differentiate among different kinds of costs and they should not be used in isolation. You should also refer to our Reported financial information at page [•], our reconciliation of Core financial measures to Reported financial information at page [•], and to our discussion at page [•] of comparative reported growth measures that reflect all of the factors that affect our business.”

Critical Accounting Policies and Estimates
Revenue-Recognition, page 43

5. You disclose that in the U.S. you accept returns of unused product by wholesalers and pharmacies within six months of, and up to 12 months after, shelf-life expiration. Please revise your disclosure here and in the financial statements to clarify:

•	your return policy for product sales outside the U.S.;
•	whether you refund the sales price either in cash or credit, or whether you exchange the product from your inventory;
•	whether or not the returned product is resalable;
•
how you account for your estimate of returns at the time of sale of the product and how you account for returns at the date they are actually returned to you. Provide us an analysis supporting your accounting treatment with reference to authoritative literature. It also may be helpful to provide us an example showing the journal entries made.

By way of background, we focus on describing gross to net sales in the US because this is the only market where this feature of the pharmaceutical market is significant to our financial statements.  Within the overall gross to net sales reconciliation, returns is a very minor element (see our disclosure on pages 43 and 44 of our Annual Report and Form 20-F Information 2008).  But for the need to describe the overall gross to net sales differences, we would not consider product returns to be sufficiently significant to discuss.

Turning to returns specifically, as we detailed in our response to your letter dated September 21, 2006, accruals for returns in the rest of the world are not as significant or complex as those in the US. In 2009 the impact of returns in the rest of the world on our results was immaterial (management estimates indicate that it is approximately 0.5% of consolidated revenue). While arrangements differ from market to market, generally these items are recorded as a deduction from sales upon receipt of the returned stock. Given the immateriality of returns outside the US we do not believe that it will be useful to provide detailed additional disclosure in this area. Instead we propose to continue to indicate that it is insignificant and that  is why we focus on rebates, chargebacks and returns in the US market.

We propose adding the following disclosure (in bold) in order to enhance our disclosures on our arrangements outside the US:

In the Financial Review:

“REVENUE RECOGNITION
Revenue is recorded at the invoiced amount (excluding inter-company sales and value added taxes) less movements in estimated accruals for rebates and chargebacks given to managed care and other customers and product returns – a particular feature in the US. The impact in the rest of the world is not significant. It is the Group’s policy to offer a credit note for all returns and to destroy all returned stock in all markets. Cash discounts for prompt payment are also deducted from sales. Revenue is recognised at the point of delivery, which is usually when title passes to the customer either on shipment or on receipt of goods by the customer depending on local trading terms. Income from royalties and from disposals of intellectual property, brands and product lines are included in other operating income.

We will change the sub-heading “Rebates and chargebacks” to read “Rebates, chargebacks and returns in the US” and will add a paragraph to that section stating:

Industry practice in the US allows wholesalers and pharmacies to return unused stocks within six months of, and up to 12 months after, shelf-life expiry. The customer is credited for the returned product by issuing a credit note.  Returned product is not exchanged for product from inventory and once a return claim has been determined to be valid and credit has been issued to the customer, the returned goods are destroyed and not resold.  At point of sale in the US , we estimate the quantity and value of goods which may ultimately be returned. Our returns accruals in the US are based on actual experience. Our estimate is based on the preceding 12 months for established products together with market related information such as estimated stock levels at wholesalers and competitor activity, which we receive via third-party information services. For newly launched products, we use rates based on our experience with similar products or a pre-determined percentage.”

In Accounting Policies Section of Financial Statements:

“REVENUE
Revenues exclude inter-company sales and value-added taxes and represent net invoice value less estimated rebates, returns and settlement discounts. Revenues are recognised when the significant risks and rewards of ownership have been transferred to a third party. In general this is upon delivery of the products to wholesalers. In markets where returns are significant (currently only in the US), estimates of returns are accounted for at the point revenue is recognised. In markets where returns are not significant they are recorded when returned.

When a product faces generic competition particular attention is given to the possible levels of returns and, in cases where the circumstances are such that the level of returns (and, hence, revenue) cannot be measured reliably, revenues are only recognised when the right of return expires which is generally on ultimate prescription of the product to patients.”

Accounting for returns
As we note on page 43 of our Annual Report and Form 20-F Information 2008, for the US market we estimate the quantity and value of goods which may ultimately be returned at the point of sale. Our returns accruals are based on actual experience over the preceding 12 months for established products together with market related information such as estimated stock levels at wholesalers and competitor activity which we receive via third party-information services. For newly launched products, we use rates based on our experience with similar products or a pre-determined percentage.

When determining our accounting policy in this area we have considered the  following areas of guidance under IAS and US GAAP:

IAS 18 .16/17 states:

Revenue is recognised at the time of sale provided the seller can reliably estimate future returns and recognises a liability for returns based on previous experience and other relevant factors.

US GAAP SFAS 48 states:

If an enterprise sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if the amount of future returns can be reasonably estimated.

The ability to make a reasonable estimate of the amount of future returns depends on many factors and circumstances that will vary from one case to the next. However, the following factors may impair the ability to make a reasonable estimate:

a.	The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand

b.	Relatively long periods in which a particular product may be returned

c.
Absence of historical experience with sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise's marketing policies or relationships with its customers

d.	Absence of a large volume of relatively homogeneous transactions

Taking each of these in turn:

a.           The biggest threat to demand for our products is through unexpected and unauthorised generic entry. Our product revenues are protected by intellectual property rights (generally patents) which protect demand against unauthorised competition. We commit significant resources in monitoring and vigorously defending our rights if they are challenged.

b.           Our products have relatively short fixed periods in which returns can be made. In the US this is within 6 months of and 12 months after shelf life expiry.

c.           We believe that we have significant historic evidence in order to be able to predict these estimates with reliable certainty. We regularly monitor changes that may impact demand. Our returns accruals are based on actual experience over the preceding 12 months. Where we do not believe we are able to meet the criteria to reasonably predict the demand for our products (recently this has been when our products face generic competition as detailed on page 44 of our Annual Report and Form 20-F Information 2008), and we lose the ability to estimate returns with a sufficient degree of precision, revenue is only recognised when the amount of revenue can be measured reliably, usually upon sale to the end user. As disclosed on page 44 of our Annual Report and Form 20-F Information 2008, the impact of truing up our estimates for rebates, chargebacks and returns in the US affected US pharmaceutical revenue by between 0.2 and 0.4% in each of the last three years. Of this, only a very small portion related to adjustments to returns provisions.  This demonstrates that our estimates have historically been sufficiently precise.

d.           Sales are recognised on the shipment of significant volumes of homogenous products to wholesalers. These volumes allow us to build up a significant understanding of the end user demand for our products. The data relating to these products is monitored in detail in order to build up specific returns provisions at the point of sale.

Analysis of Book entries
For clarity our entries are as follows, (note this example does not consider cash recoveries from customers):

Step 1, We record a gross sale:

Cr Revenue  X
Dr Debtor - Amounts due from customer X

Step 2, We account for an estimate of expected returns, as a deduction from sales at the point of sale, we record a corresponding accrual on the balance sheet:

Dr Revenue Y
Cr Creditor - Returns Accrual Y

Where Y is management’s estimate of returns expected at point of sale.

Step 3, On receipt of the return from the customer we issue a credit note to the customer to reduce the amounts owed by them and clear the accrual:

Dr Returns Accrual Z
Cr Debtor - Amounts due from customer Z

Where Z is the return received (and validated).

Step 4, As subsequent sales are made, an estimate of expected returns is made and the returns accrual is adjusted accordingly on a monthly basis. The accrual is increased or decreased to the level required with the opposite entry in Revenue:

Dr/Cr Revenue W
Dr/Cr Creditor - Returns Accrual W

Where W represents the increase/decrease required to be made to the current level of returns accrual.

As further returns are received and sales made steps 3 and 4 are repeated.

Research & Development, page 103

6. Your accounting policy indicates that "payments to in-license products and compounds from external third parties... are capitalized and amortized over their useful economic lives from product-launch." Paragraph 97 of IAS 38 states that "amortization shall begin when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management." Please revise your disclosure consistent with your October 19, 2006 response to comment three of our September 21, 2006 letter to clarify why these in-licensed products and compounds are not immediately amortized. In this regard, please specifically disclose the following, or explain to us what has changed since the referenced response and justify your current accounting:

•
That you amortize the intangible assets associated with in-licensed or purchased products and compounds from third parties commencing upon product launch because it is your intent that these intangible assets will generate sales of commercial product and that expected cash inflows can only arise following product launch;

•	That you would write-off any intangible asset should a product fail;
•	That it is your practice to minimize the period between final approval and launch date; and
•	That these intangible assets are not used in research and development activities of other products.

In our response to your September 2006 letter, we stated that:

Where we in-licence (purchase) products and compounds from third parties, management intends that the intangible assets purchased will be used to generate sales of a commercial product.  Since the intangibles represent acquired products from which the expected cash inflows can only arise following launch, we believe this is the appropriate time from which to commence amortisation.  This is because we are unable to use the intangible assets to make sales until development work is complete and we have received all the relevant regulatory approvals.  This process can be complex and it is rarely if ever possible to predict the outcome with any degree of certainty in advance.  Should a product fail, the underlying intangible is written off.  For major product launches, it is our practice to minimise the period between final approval and launch date.  Please note that such intangibles are not used in, for example, research and development activities of other products.

We confirm that this response remains an accurate summary of our policy in this area, and while we believe our current disclosures meet the requirements of IAS 38, we believe that the following improvements addressing your points will enhance our disclosures in this area:

Accounting Policy: Research and development

Research expenditure is recognised in the income statement in the year in which it is incurred.

Internal development expenditure is capitalised only if it meets the recognition criteria of IAS 38 ‘Intangible Assets’. Where regulatory and other uncertainties are such that the criteria are not met the expenditure is recognised in the income statement and this is almost invariably the case prior to approval of the drug by the relevant regulatory authority. Where, however, recognition criteria are met, intangible assets are capitalised and amortised on a straight-line basis over their useful economic lives from product launch. As at 31 December 2009, no amounts have met recognition criteria.

Payments to in-licence products and compounds from external third parties, generally taking the form of up-front payments and milestones, are capitalised. Since these products and compounds will only generate sales and cash inflows following launch, and where it is in AstraZeneca’s control our policy is to minimise the period between final approval and launch, these assets are amortised, generally on a straight-line basis, over their useful economic lives from product launch. Under this policy, it is not possible to determine precise economic lives for individual classes of intangible assets. However, lives range from three years to twenty years. These assets are not used in the research and development activities of other products.

Intangible assets relating to products in development (both internally generated and externally acquired) are subject to impairment testing at each balance sheet date. All intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. Any impairment losses are recognised immediately in the income statement. Intangible assets relating to products which fail during development (or for which development ceases for other reasons) are tested for impairment at the point of termination and are written down to their fair value (which is usually zero).

Notes to Financial Statements
1 Operating Profit, page 108

7. Please revise your disclosure in footnote 1 to the table presenting other operating income and expense to identify and quantify for each period presented the amortization of intangible assets relating to the royalty income streams.

We will revise the disclosure in our Annual Report and Form 20-F Information 2009 along the following lines:

OTHER OPERATING INCOME AND EXPENSE

	2008 $m	2007 $m	2006 $m
Royalties1,
Income	288	236	327
Amortisation	(84)	-	-
Impairment of HPV	(91)	-	-
Net gain on disposal of property, plant and equipment	6	9	2
Net loss on disposal of intangible assets	(17)	(1)	(1)
Gains on divestments of non-core product	118	192	161
Other income	304	310	115
Other expense	–	(18)	(80)
Other operating income and expense	524	728	524

1	Royalty amortisation relates to income streams acquired with MedImmune, Inc. The amortisation in 2007 ($53m) was posted to SG&A and not adjusted as immaterial. There was no amortisation in 2006.

8. Please revise your disclosure to indicate what "other income" of $304 million relates to in a footnote to the table presenting other operating income and expense.

Management believes that the items within “other income” (being in aggregate less than 1% of revenue) are not material singularly, in combination or in nature. These items differ from year to year and management believes that further disclosure detracts from the focus of the accounts and the key trends impacting our business and would not provide useful additional information to users of the accounts. In the years presented in our Annual Report and Form 20-F Information 2008, no single item within “other income” exceeded $50m.

8 Goodwill, page 115

9. Your disclosure states that for the purpose of impairment testing of goodwill, the Group is regarded as a single cash-generating unit. In your October 19, 2006 response to comment seven of our September 21, 2006 letter, you indicated that you would revise subsequent filings to indicate that you "undertake tests at a lower level in respect of goodwill attaching to specific geographic markets as anticipated by paragraph 80(b) of IAS 36 using proportionate allocations of cross functional costs such as research and development and manufacturing."  Please explain to us where you have made this disclosure in your Form 20-F or revise your disclosure to specifically include it.

Our response to your letter dated September 21, 2006 stated:

As is typical in the pharmaceuticals industry, the value of capital assets employed in the business is relatively low.  Accordingly, our primary impairment test demonstrates that there is considerable headroom over the carrying value of the assets.

We also undertake tests at a lower level in respect of goodwill attaching to specific geographic markets as anticipated by paragraph 80(b) of IAS 36 using proportionate allocations of cross functional costs such as research and development and manufacturing.  We will disclose this in subsequent filings.  These tests also display that there is considerable headroom over the carrying value of the assets.

Prior to our acquisition of MedImmune, Inc in June 2007, substantially all the benefits arising from goodwill could be attributed, for monitoring purposes, to specific areas of the business.  Therefore in addition to carrying out our goodwill impairment testing in accordance with IAS 36 at the level of the whole business, we also carried out supplemental tests to monitor whether there were any lower level indicators of potential impairment, though this was not required as a matter of compliance by IAS 36.

The benefits arising from the goodwill created on the acquisition of MedImmune accrue globally.  Given the relative immateriality of goodwill not associated with the acquisition of MedImmune (at 31 December 2008 MedImmune goodwill ($8,757m) represents 89% of total goodwill and the balance ($1,117m) represents 2.4% of total assets), management no longer performs the supplementary testing at geographic level and has therefore removed this disclosure in the Annual Report and Form 20-F Information 2008.

27 Statutory and Other Information, page 163

10. Please revise your disclosure to indicate the nature of the $1.7 million in fees paid to KPMG Audit Plc for "all other services." In addition, please explain to us how these services are not precluded under Rule 2-01(c)(4) of Regulation S-X.

The services provided by KPMG for the $1.7m fees paid for “all other services” fall into two categories:

1)	Assurance services in relation to third party compliance with manufacturing and distribution agreements.

2)
Advisory services supporting management in their development of competency and development frameworks for staff.  These services comprised reviewing the existing human resource organisational and training structures in certain areas of the business, providing insights into industry leading practice, and challenging the AstraZeneca leadership team tasked with developing revised frameworks.  The services were not aimed at any individual or individual role and did not involve recruiting or evaluating staff.

We will amend our disclosure in our Annual Report and Form 20-F Information 2009 accordingly.

As indicated by the description of these services in our proposed disclosure above, the services provided by KPMG do not fall within the scope of the non-audit services listed in Rule 2-01(c)(4) of Regulation S-X and, therefore, we do not consider them to be precluded thereby.